Filed by FAST Merger Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FAST Acquisition Corp.

Commission File No. 333-258387

Golden Nugget, LLC Reports Financial Results For The Second Quarter And First Half Of 2021 –
Pending Merger With Fast Acquisition Corp (NYSE: FST)

HOUSTON, Aug. 25, 2021 /PRNewswire/ -- Golden Nugget, LLC (the “Company”), a leading casino, restaurant and hospitality operator, reported its financial results for the second quarter and first half of 2021.

Second Quarter and First Half Financial Highlights

●	Revenue for the second quarter was $934.5 million, representing an increase of 224.4%, compared to $288.0 million during the second quarter of 2020. Revenue for the first half of 2021 increased 49.6% to $1.577 billion, compared to $1.054 billion during the first half of 2020.

●	Net income for the second quarter was $144.3 million, compared to a net loss of $152.7 million in the prior year period. Net income for the first half of 2021 was $158.5 million, compared to a net loss of $184.3 million during the prior year period.

●	Adjusted EBITDA for the second quarter was $283.7 million compared to a loss of $26.1 million in the prior year period and $418.7 million for the first half of 2021, compared to $47.5 million in prior year period.

Chairman and Chief Executive Officer Tilman Fertitta said, “We continue to perform at a very high level and are very pleased with the second quarter results. We expect to deliver at least $800.0 million adjusted EBTIDA for the year. I look forward to completing the merger with Fast Acquisition Corp (NYSE: FST) following receipt of regulatory approvals.”

Additional Financial Information

●	Net income for the second quarter of 2021 includes a gain on disposal of assets associated with Hurricane Laura of $19.9 million compared to a loss of $3.4 million in the prior year period, both are excluded from adjusted EBITDA.

●	Net income for the first half of 2021 includes a gain on disposal of assets of $21.6 million compared to a gain of $5.0 million in the prior year period, both are excluded from adjusted EBITDA.

About Golden Nugget, LLC

Golden Nugget, LLC, wholly owned by Tilman J. Fertitta, is a multinational, diversified gaming restaurant, hospitality, and Entertainment Company based in Houston, Texas. The company operates the renowned Golden Nugget Hotel and Casino brand, with locations in Las Vegas and Laughlin, Nev.; Atlantic City, N.J.; Biloxi, Miss.; and Lake Charles, La. The restaurant group includes more than 600 high-end and casual dining establishments around the world, including over 60 well-known concepts such as Mastro’s Restaurants, Morton’s The Steakhouse, Del Frisco’s Double Eagle Steakhouses and Del Frisco’s Grille, as well as a group of signature high end restaurants, including Vic & Anthony’s, Strip House, The Oceanaire, Chart House, Willie G’s and McCormick & Schmick’s, plus casual dining brands including Landry’s Seafood, Bubba Gump Shrimp Co., Rainforest Cafe, Mitchell’s Fish Market Restaurants, and Saltgrass Steak House, along with popular New York BR Guest Restaurants such as Dos Caminos and Bill’s Bar & Burger. Landry’s entertainment and hospitality divisions encompass popular destinations including the Galveston Island Historic Pleasure Pier, Kemah Boardwalk, Aquarium Restaurants and other exciting attractions.

Non-GAAP Financial Measure

Adjusted EBITDA is not a financial measure calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). Accordingly, it should not be considered in isolation or as a substitute for net income (loss) or other financial measures prepared in accordance with GAAP. We define Adjusted EBITDA as GAAP net income (loss) before depreciation and amortization, interest expense, income taxes, and other non-cash or special items including asset impairment, unusual (gain) loss on disposal of assets and acquisition costs. Our management uses Adjusted EBITDA as a supplemental measure in the evaluation of our business and believes that Adjusted EBITDA provides a meaningful measure of our performance because it eliminates the effects of period to period changes in taxes, costs associated with capital investments, interest expense, other non-cash and non-recurring items. When evaluating Adjusted EBITDA, investors should consider, among other factors, (i) increasing or decreasing trends in Adjusted EBITDA, (ii) whether Adjusted EBITDA has remained at positive levels historically, and (iii) how Adjusted EBITDA compares to our debt outstanding. We have provided a reconciliation of Adjusted EBITDA to GAAP net income (loss) under the heading “Reconciliation of Net Income to Adjusted EBITDA” below. Because Adjusted EBITDA excludes some, but not all, items that affect net income (loss) and may vary among companies, Adjusted EBITDA presented by us may not be comparable to similarly titled measures of other companies. Adjusted EBITDA does not give effect to the cash we must use to service our debt or pay income taxes and thus does not reflect the funds generated from or used in operations or actually available for capital investments.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination between the Company’s parent company, Fertitta Entertainment, Inc. (“FEI”) and Fast Acquisition Corp. (“FST”), the satisfaction of the closing conditions to the proposed business combination and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s, FEI’s and FST’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the risk that the proposed business combination disrupts the Company’s and FEI’s current plans and operations; (2) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the Company and FEI to grow and manage growth profitably and retain their key employees; (3) costs related to the proposed business combination; (4) changes in applicable laws or regulations; (5) the possibility that the Company, FEI or FST may be adversely affected by other economic, business, and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement relating to the proposed business combination (the “Merger Agreement”) and related transactions; (7) the outcome of any legal proceedings that may be instituted against the Company, FEI or FST following the announcement of the Merger Agreement and related transactions; (8) the inability to complete the proposed business combination, including due to failure to obtain approval of FST’s stockholders, obtain certain regulatory approvals, including from certain gaming regulatory authorities, or satisfy other conditions to closing in the Merger Agreement; (9) the impact of COVID-19 on the Company’s and FEI’s business and/or the ability of the parties to complete the proposed business combination; (10) the inability to obtain or maintain the listing of the combined company’s shares of common stock on the stock exchange following the proposed business combination; or (11) other risks and uncertainties indicated from time to time in the registration statement on Form S-4 relating to the proposed business combination (the “Registration Statement”), which was filed by FAST Merger Corp. with the SEC on August 2, 2021, including those under “Risk Factors” therein, and in FST’s other filings with the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements in this communication, which speak only as of the date made. Neither the Company, FEI nor FST undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this communication to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination, FAST Merger Corp., has filed the Registration Statement, which includes a preliminary proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of FST’s common stock in connection with its solicitation of proxies for the vote by FST’s stockholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of FAST Merger Corp. to be issued in the proposed business combination. FST’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and, when available, the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Merger Agreement, FST and the proposed business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of FST as of a record date to be established for voting on the proposed business combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: FAST Acquisition Corp., 109 Old Branchville Rd. Ridgefield, CT 06877, Attention: Sandy Beall, Chief Executive Officer.

Participants in the Solicitation

FST and its directors and executive officers may be deemed participants in the solicitation of proxies from FST’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in FST is contained in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and is available free of charge from the sources indicated above. You can find more information about FST’s directors and executive officers in the final prospectus dated August 20, 2020, filed by FST with the SEC relating to its initial public offering.

FEI and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FST in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is contained in the Registration Statement (and will be included in the definitive proxy statement/prospectus).

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Reconciliation of Net Income to Adjusted EBITDA

	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Net Income (loss)	$146.3	$(153.5)	$160.9	$(185.1)
Adjusted for:
Interest expense, net	69.2	73.9	138.2	143.1

Income taxes	39.2	(64.4)	41.9	(82.3)
Depreciation and amortization	48.8	54.9	99.1	107.1
EBITDA	$303.5	$(89.1)	$440.1	$(17.2)

Adjusted for:
Asset impairment expense	2.4	58.1	2.4	65.6
(Gain) loss on asset disposals	(19.9)	3.4	(21.6)	(5.0)
Minority Interest	(2.0)	0.8	(2.4)	0.9
Acquisition expenses	-	0.4	0.3	0.8
Pre-opening costs	(0.3)	0.3	(0.1)	2.4
Adjusted EBITDA	$283.7	$(26.1)	$418.7	$47.5

CONTACT: Mary Ann Mason, MaryAnn@dpwpr.com, Dancie Perugini Ware Public Relations, 713-224-9115

[End of Press Release]

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company’s wholly owned subsidiary, FAST Merger Corp., has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with its solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of FAST Merger Corp. to be issued in the Business Combination. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and, when available, the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Merger Agreement, the Company and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: FAST Acquisition Corp., 109 Old Branchville Rd. Ridgefield, CT 06877, Attention: Sandy Beall, Chief Executive Officer.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement and is available free of charge from the sources indicated above.

FEI and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and FEI’s actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and FEI’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and FEI’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the risk that the Business Combination or the proposed transaction (the “DraftKings Transaction”) between DraftKings Inc. (“DraftKings”) and Golden Nugget Online Gaming, Inc. (“GNOG”) disrupts FEI’s current plans and operations; (2) the ability to recognize the anticipated benefits of the Business Combination or the DraftKings Transaction, which may be affected by, among other things, competition, the ability of FEI to grow and manage growth profitably and retain its key employees; (3) costs related to the Business Combination or the DraftKings Transaction; (4) changes in applicable laws or regulations; (5) the possibility that FEI or the Company may be adversely affected by other economic, business, and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or the definitive agreement relating to the DraftKings Transaction; (7) the outcome of any legal proceedings that may be instituted against FEI or the Company following the announcement of the Merger Agreement or the definitive agreement relating to the DraftKings Transaction; (8) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of the Company, obtain certain regulatory approvals, including from certain gaming regulatory authorities, or satisfy other conditions to closing in the Merger Agreement; (9) the inability to complete the DraftKings Transaction, including due to failure to obtain approval of the stockholders of GNOG, obtain certain regulatory approvals, including from certain gaming regulatory authorities, or satisfy other conditions to closing in the definitive agreement relating to the DraftKings Transaction; (10) the impact of COVID-19 on FEI’s business and/or the ability of the parties to complete the Business Combination; (11) the inability to obtain or maintain the listing of the combined company’s shares of common stock on the stock exchange following the Business Combination; (12) DraftKings’ failure to complete the DraftKings Transaction with GNOG; or (13) other risks and uncertainties indicated from time to time in the Registration Statement relating to the Business Combination, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements in this communication, which speak only as of the date made. Neither the Company nor FEI undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this communication to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.